Exhibit 99.3

15

Years Since IPO

2023 Second Quarter Financial Statements

Franco Nevada

The GOLD Investment that WORKS

Franco-Nevada Corporation

Condensed Consolidated Statements of Financial Position

(unaudited, in millions of U.S. dollars)

	At June 30,	At December 31,
	2023	2022
ASSETS
Cash and cash equivalents (Note 4)	$1,295.1	$1,196.5
Receivables	144.4	135.7
Gold bullion, prepaid expenses and other current assets (Note 6)	63.8	50.9
Current assets	$1,503.3	$1,383.1

Royalty, stream and working interests, net (Note 7)	$5,086.6	$4,927.5
Investments (Note 5)	232.3	227.2
Deferred income tax assets	35.2	39.9
Other assets (Note 8)	49.8	49.1
Total assets	$6,907.2	$6,626.8

LIABILITIES
Accounts payable and accrued liabilities	$52.2	$43.1
Current income tax liabilities	4.1	7.1
Current liabilities	$56.3	$50.2

Deferred income tax liabilities	$165.4	$153.0
Other liabilities	6.0	6.0
Total liabilities	$227.7	$209.2

SHAREHOLDERS’ EQUITY
Share capital (Note 16)	$5,713.6	$5,695.3
Contributed surplus	18.2	15.6
Retained earnings	1,150.9	940.4
Accumulated other comprehensive loss	(203.2)	(233.7)
Total shareholders’ equity	$6,679.5	$6,417.6
Total liabilities and shareholders’ equity	$6,907.2	$6,626.8

Commitments and contingencies (Notes 20 and 21)
Subsequent events (Note 22)

The accompanying notes are an integral part of these condensed consolidated financial statements.

2023 Second Quarter Financial Statements	2

Franco-Nevada Corporation

Condensed Consolidated Statements of Income and Comprehensive Income

(unaudited, in millions of U.S. dollars and shares, except per share amounts)

	For the three months ended		For the six months ended
	June 30,		June 30,
	2023	2022	2023	2022
Revenue (Note 10)	$329.9	$352.3	$606.2	$691.1

Costs of sales
Costs of sales (Note 11)	$47.1	$45.5	$85.3	$89.1
Depletion and depreciation	75.1	69.6	136.1	144.2
Total costs of sales	$122.2	$115.1	$221.4	$233.3
Gross profit	$207.7	$237.2	$384.8	$457.8

Other operating expenses (income)
General and administrative expenses	$6.2	$5.8	$12.4	$11.4
Share-based compensation expenses (Note 12)	2.4	—	5.6	4.3
Gain on sale of royalty interest (Note 7)	—	—	(3.7)	—
Gain on sale of gold bullion	(1.4)	(0.2)	(2.1)	(1.5)
Total other operating expenses	$7.2	$5.6	$12.2	$14.2
Operating income	$200.5	$231.6	$372.6	$443.6
Foreign exchange gain (loss) and other income (expenses)	$1.7	$(0.4)	$3.9	$5.8
Income before finance items and income taxes	$202.2	$231.2	$376.5	$449.4

Finance items (Note 14)
Finance income	$10.0	$2.8	$20.5	$3.5
Finance expenses	(0.7)	(0.8)	(1.4)	(1.7)
Net income before income taxes	$211.5	$233.2	$395.6	$451.2

Income tax expense (Note 15)	27.0	36.7	54.6	72.7
Net income	$184.5	$196.5	$341.0	$378.5

Other comprehensive income (loss), net of taxes

Items that may be reclassified subsequently to profit and loss:
Currency translation adjustment	$30.3	$(49.2)	$29.9	$(27.0)

Items that will not be reclassified subsequently to profit and loss:
(Loss) gain on changes in the fair value of equity investments at fair value through other comprehensive income ("FVTOCI"),
net of income tax (Note 5)	(5.8)	(76.8)	1.0	(57.1)
Other comprehensive income (loss), net of taxes	$24.5	$(126.0)	$30.9	$(84.1)

Comprehensive income	$209.0	$70.5	$371.9	$294.4

Earnings per share (Note 17)
Basic	$0.96	$1.03	$1.78	$1.98
Diluted	$0.96	$1.02	$1.77	$1.97
Weighted average number of shares outstanding (Note 17)
Basic	191.9	191.5	191.9	191.4
Diluted	192.2	191.9	192.2	191.8

The accompanying notes are an integral part of these condensed consolidated financial statements.

2023 Second Quarter Financial Statements	3

Franco-Nevada Corporation

Condensed Consolidated Statements of Cash Flows

(unaudited, in millions of U.S. dollars)

	For the six months ended
	June 30,
	2023	2022
Cash flows from operating activities
Net income	$341.0	$378.5
Adjustments to reconcile net income to net cash provided by operating activities:
Depletion and depreciation	136.1	144.2
Share-based compensation expenses	3.2	3.0
Gain on sale of royalty interest	(3.7)	—
Unrealized foreign exchange gain	(3.5)	—
Deferred income tax expense	15.1	13.2
Other non-cash items	(2.0)	(6.0)
Acquisition of gold bullion	(25.2)	(23.0)
Proceeds from sale of gold bullion	18.6	26.5
Changes in other assets	—	(26.7)
Operating cash flows before changes in non-cash working capital	$479.6	$509.7
Changes in non-cash working capital:
Increase in receivables	$(8.7)	$(24.5)
(Increase) decrease in prepaid expenses and other	(4.0)	2.6
Increase in current liabilities	4.8	0.1
Net cash provided by operating activities	$471.7	$487.9

Cash flows used in investing activities
Acquisition of royalty, stream and working interests	$(270.8)	$(12.8)
Proceeds from sale of royalty interest	7.0	—
Proceeds from sale of investments	1.9	1.7
Acquisition of energy well equipment	(0.8)	(0.6)
Acquisition of investments	(0.5)	(47.4)
Proceeds from settlement of loan receivable from Noront Resources Ltd.	—	42.7
Net cash used in investing activities	$(263.2)	$(16.4)

Cash flows used in financing activities
Payment of dividends	$(116.4)	$(101.4)
Proceeds from exercise of stock options	2.9	5.2
Net cash used in financing activities	$(113.5)	$(96.2)
Effect of exchange rate changes on cash and cash equivalents	$3.6	$(4.0)
Net change in cash and cash equivalents	$98.6	$371.3
Cash and cash equivalents at beginning of period	$1,196.5	$539.3
Cash and cash equivalents at end of period	$1,295.1	$910.6

Supplemental cash flow information:
Income taxes paid	$50.9	$59.3
Dividend income received	$5.6	$8.2
Interest and standby fees paid	$1.2	$1.3

The accompanying notes are an integral part of these condensed consolidated financial statements.

2023 Second Quarter Financial Statements	4

Franco-Nevada Corporation

Condensed Consolidated Statements of Changes in Shareholders’ Equity

(unaudited, in millions of U.S. dollars)

			Accumulated
			other
	Share capital	Contributed	comprehensive	Retained
	(Note 16)	surplus	loss	earnings	Total equity
Balance at January 1, 2022	$5,628.5	$16.1	$(104.3)	$484.9	$6,025.2
Net income	—	—	—	378.5	378.5
Other comprehensive loss, net of taxes	—	—	(84.1)	—	(84.1)
Total comprehensive income					$294.4

Exercise of stock options	$6.7	$(1.5)	$—	$—	$5.2
Share-based payments	—	3.3	—	—	3.3
Transfer of gain on disposal of equity investments at FVTOCI	—	—	(0.6)	0.6	—
Dividend reinvestment plan	21.8	—	—	—	21.8
Dividends declared	—	—	—	(123.2)	(123.2)
Balance at June 30, 2022	$5,657.0	$17.9	$(189.0)	$740.8	$6,226.7

Balance at January 1, 2023	$5,695.3	$15.6	$(233.7)	$940.4	$6,417.6
Net income	—	—	—	341.0	341.0
Other comprehensive income, net of taxes	—	—	30.9	—	30.9
Total comprehensive income					$371.9

Exercise of stock options	$3.8	$(0.9)	$—	$—	$2.9
Share-based payments	—	3.5	—	—	3.5
Transfer of gain on disposal of equity investments at FVTOCI	—	—	(0.4)	0.4	—
Dividend reinvestment plan	14.5	—	—	—	14.5
Dividends declared	—	—	—	(130.9)	(130.9)
Balance at June 30, 2023	$5,713.6	$18.2	$(203.2)	$1,150.9	$6,679.5

The accompanying notes are an integral part of these condensed consolidated financial statements.

2023 Second Quarter Financial Statements	5

Franco-Nevada Corporation

Notes to the Condensed Consolidated Financial Statements

For the three and six months ended June 30, 2023 and 2022

(unaudited, expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

Note 1 - Corporate Information

Franco-Nevada Corporation (“Franco-Nevada” or the “Company”) is incorporated under the Canada Business Corporations Act. The Company is a royalty and stream company focused on precious metals (gold, silver, and platinum group metals) and has a diversity of revenue sources. The Company owns a portfolio of royalty, stream and working interests, covering properties at various stages, from production to early exploration located in South America, Central America & Mexico, United States, Canada, Australia, Europe and Africa.

The Company’s shares are listed on the Toronto Stock Exchange and the New York Stock Exchange and the Company is domiciled in Canada. The Company’s head and registered office is located at 199 Bay Street, Suite 2000, Toronto, Ontario, Canada.

Note 2 - Significant Accounting Policies

(a)     Basis of Presentation

These unaudited condensed consolidated interim financial statements include the accounts of Franco-Nevada and its wholly-owned subsidiaries (its “subsidiaries”) (hereinafter together with Franco-Nevada, the “Company”). These condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of condensed interim financial statements, including IAS 34 Interim Financial Reporting. These condensed consolidated interim financial statements should be read in conjunction with the Company’s annual consolidated financial statements for the year ended December 31, 2022 and were prepared using the same accounting policies, method of computation and presentation as were applied in the annual consolidated financial statements for the year ended December 31, 2022. These condensed consolidated interim financial statements were authorized for issuance by the Board of Directors on August 8, 2023.

The financial statements included herein reflects all adjustments, consisting only of normal recurring adjustments which, in the opinion of management, are necessary for a fair presentation of the results for the interim periods presented. The results of operations for the three and six months ended June 30, 2023 are not necessarily indicative of the results to be expected for the full year. Seasonality is not considered to have a significant impact over the condensed consolidated interim financial statements. Taxes on income in the interim period have been accrued using the tax rates that would be applicable to expected total annual income.

(b)     Significant Judgments, Estimates and Assumptions

The preparation of consolidated financial statements in accordance with IFRS requires the Company to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The areas of judgment and estimation are consistent with those reported in the annual consolidated financial statements for the year ended December 31, 2022.

(c)     New and Amended Accounting Standards

International Tax Reform – Pillar Two Model Rules – Amendments to IAS 12, Income Taxes

On May 23, 2023, the IASB issued International Tax Reform – Pillar Two Model Rules – Amendments to IAS 12. The amendments introduce a mandatory temporary exception to the accounting for deferred taxes arising from the jurisdictional implementation of the Pillar Two model rules, and disclosure requirements for affected entities to help users of the financial statements better understand an entity’s exposure to Pillar Two income taxes arising from that legislation.

The temporary exception from recognition and disclosure of information about deferred taxes and the requirement to disclose the application of the exception, apply immediately and retrospectively upon issue of the amendments. The disclosure of the current tax expense related to Pillar Two income taxes and the disclosures in relation to periods before the legislation is effective are required for annual reporting periods beginning on or after 1 January 2023, but are not required for any interim period ending on or before 31 December 2023.

The Company is assessing the impact of the amendments on its consolidated financial statements.

2023 Second Quarter Financial Statements	6

Franco-Nevada Corporation

Notes to the Condensed Consolidated Financial Statements

For the three and six months ended June 30, 2023 and 2022

(unaudited, expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

Note 3 - Acquisitions and Other Transactions

(a)	Acquisition of Royalty on Pascua-Lama Project – Chile

Subsequent to quarter-end, Franco-Nevada, through a wholly-owned subsidiary, agreed to acquire a sliding-scale gold royalty and fixed-rate copper royalty from private individuals over property pertaining to the Chilean portion of Barrick Gold Corp.’s Pascua-Lama project for an aggregate purchase price of $75.0 million. At gold prices exceeding $800/ounce, the Company will hold a 2.70% NSR (gold) and 0.54% NSR (copper) on the property.

(b)	Acquisition of Royalty on Volcan Gold Project – Chile

Subsequent to quarter-end, on July 6, 2023, Franco-Nevada, through a wholly-owned subsidiary, agreed to acquire a 1.5% NSR on the Volcan gold project located in the Maricunga Gold Belt in the Atacama region of Chile for a purchase price of $15.0 million. The project is owned by Tiernan Gold Corporation, a company privately held by Hochschild Mining plc. The agreement provides Franco-Nevada the option to acquire an additional 1.0% NSR based on pre-determined conditions.

(c)	Funding of the Tocantinzinho Stream – Brazil

On June 30, 2023, the Company’s wholly-owned subsidiary, Franco-Nevada (Barbados) Corporation (“FNBC”), disbursed $93.1 million in relation to its stream commitment for the Tocantinzinho project, for a total of $183.8 million disbursed as at June 30, 2023 and a remaining commitment of $66.2 million. The stream, which is in reference to production from the Tocantinzinho project, located in Pará State, Brazil, and owned by G Mining Ventures Corp. (“G Mining Ventures”), was acquired on July 18, 2022 for a purchase price of $250.0 million, payable in instalments, subject to the satisfaction of various conditions. The stream agreement is accounted for as an acquisition of a stream interest.

Additionally, through one of its wholly-owned subsidiaries, Franco-Nevada provided G Mining Ventures with a $75.0 million secured term loan facility (the “Term Loan”). As at June 30, 2023, no funding has been provided to G Mining Ventures in connection with the Term Loan.

(d)	Acquisition of Additional Royalty Interest on Caserones – Chile

During the six months ended June 30, 2023, Franco-Nevada, through a wholly-owned subsidiary, acquired an incremental effective NSR totaling 0.1120% on the Caserones copper-molybdenum mine, now owned by Lundin Mining Corporation, located in the Atacama region of Chile. Inclusive of the Company’s interest of 0.4582% acquired in April 2022, Franco-Nevada now holds a 0.5702% effective NSR on Caserones. The incremental effective 0.1120% NSR was acquired in two transactions: (i) a 0.0260% effective NSR on March 8, 2023, for a purchase price of $2.1 million, and (ii) a 0.0860% NSR on June 29, 2023, for a purchase price of $7.3 million.

The transactions have been accounted for as an acquisition of a mineral royalty interest.

(e)	Acquisition Agreement for New Royalties with EMX Royalty Corporation

On June 27, 2023, Franco-Nevada executed a binding term sheet with EMX Royalty Corporation (“EMX”) for a three-year arrangement for the joint acquisition of newly created precious metals and copper royalties sourced by EMX. Franco-Nevada will contribute 55% (up to $5.5 million) and EMX will contribute 45% (up to $4.5 million) towards the royalty acquisitions, with the resulting royalty interests equally split on a 50/50 basis.

(f)	Acquisition of Royalties on Exploration Properties – Nevada and Arizona, U.S.

On June 15, 2023, Franco-Nevada, through a wholly-owned subsidiary, acquired a portfolio of eight royalties on exploration properties located in the states of Nevada and Arizona, including a 0.5% NSR on Integra Resources Corp.’s Wildcat and Mountain View gold projects, for a purchase price of $2.5 million.

The transaction has been accounted for as an acquisition of mineral royalty interests.

(g)	Acquisition of Additional Royalty on Valentine Gold Project and Private Placement with Marathon Gold Corporation – Newfoundland, Canada

On June 8, 2023, Franco-Nevada acquired an additional 1.5% NSR on Marathon Gold Corporation’s (“Marathon”) Valentine Gold project located in Newfoundland for a purchase price of $45.0 million. Inclusive of Franco-Nevada’s initial 1.5% NSR (reduced from 2.0% following Marathon’s buy-back of 0.5%, as described below), the Company now holds an aggregate 3.0% NSR on the project.

Subsequent to quarter-end, on July 5, 2023, Franco-Nevada acquired 6,578,947 common shares of Marathon at a price of C$0.76 per common share for an aggregate of $3.8 million (C$5.0 million), comprising the back-end of a non-brokered charity flow-through offering.

2023 Second Quarter Financial Statements	7

Franco-Nevada Corporation

Notes to the Condensed Consolidated Financial Statements

For the three and six months ended June 30, 2023 and 2022

(unaudited, expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

The additional 1.5% NSR has been accounted for as an acquisition of a mineral royalty interest. The common shares of Marathon will be accounted for as an equity investment designated at FVTOCI.

(h)	Acquisition of Royalty on Kerr-Addison Property and Share Subscription with Gold Candle Ltd. – Ontario, Canada

On April 14, 2023, Franco-Nevada acquired a 1% NSR on Gold Candle Ltd.’s (“Gold Candle”) Kerr-Addison project located in Virginiatown, Ontario, which hosts the formerly producing Kerr-Addison gold mine, for a purchase price of $10.0 million.

Subsequent to quarter-end, on July 26, 2023, Franco-Nevada also completed the previously announced subscription for common shares of Gold Candle, a private company, and acquired 5,454,546 common shares of Gold Candle at a price of C$1.10 per common share for an aggregate purchase price of $4.6 million (C$6.0 million).

The acquisition of the 1% NSR has been accounted for as an acquisition of a mineral royalty interest. The common shares of Gold Candle will be accounted for as an equity investment designated at FVTOCI.

(i)	Acquisition of Gold Royalties – Australia

On February 22, 2023, Franco-Nevada acquired a portfolio of five primarily gold royalties from Trident Royalties Plc (“Trident”), which includes a 1.5% NSR on Ramelius Resources’ Rebecca gold project (“Rebecca”) located in Western Australia, for total consideration of $15.6 million payable as follows: (i) $14.3 million paid on closing of the transaction, and (ii) $1.3 million in a contingent payment payable upon first gold production at Rebecca.

The transaction has been accounted for as an acquisition of a mineral royalty interest. The contingent payment will be capitalized as part of the cost of the royalty interest if and when the underlying obligating events have occurred.

(j)	Receipt of Valentine Gold Royalty Buy-back – Newfoundland, Canada

On February 22, 2023, Marathon exercised its option to buy-back 0.5% of Franco-Nevada’s initial 2.0% NSR on the Valentine Gold project by paying $7.0 million to Franco-Nevada. The Company acquired the initial 2.0% NSR on February 21, 2019 for $13.7 million (C$18.0 million).

The transaction has been accounted for as a disposal of royalty mineral interest as referenced in Note 7(b).

(k)	Acquisition of Mineral Rights with Continental Resources, Inc. – U.S.

During the three and six months ended June 30, 2023, Franco-Nevada recorded contributions to the Royalty Acquisition Venture of $3.5 million and $5.9 million, respectively (Q2 2022 and H1 2022 – $1.8 million and $3.6 million, respectively). As at June 30, 2023, Franco-Nevada’s total cumulative investment in the Royalty Acquisition Venture totaled $446.5 million and Franco-Nevada has remaining commitments of up to $73.5 million.

The Royalty Acquisition Venture is accounted for as a joint operation in accordance with IFRS 11 Joint Arrangements.

Note 4 - Cash and Cash Equivalents

Cash and cash equivalents comprised the following:

	At June 30,	At December 31,
	2023	2022
Cash deposits	$404.2	$541.4
Term deposits	890.9	655.1
	$1,295.1	$1,196.5

As at June 30, 2023 and December 31, 2022, cash and cash equivalents were primarily held in interest-bearing deposits.

Note 5 - Investments

Investments comprised the following:

	At June 30,	At December 31,
	2023	2022
Equity investments	$229.7	$224.6
Warrants	2.6	2.6
	$232.3	$227.2

2023 Second Quarter Financial Statements	8

Franco-Nevada Corporation

Notes to the Condensed Consolidated Financial Statements

For the three and six months ended June 30, 2023 and 2022

(unaudited, expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

(a)	Equity investments

Equity investments comprised the following:

	At June 30,	At December 31,
	2023	2022
Labrador Iron Ore Royalty Corporation ("LIORC")	$148.6	$157.0
Other	81.1	67.6
	$229.7	$224.6

During the six months ended June 30, 2023, the Company disposed of equity investments with a cost of $1.3 million (H1 2022 –$1.1 million) for gross proceeds of $1.9 million (H1 2022 –$1.7 million).

The change in the fair value of equity investments recognized in other comprehensive income for the periods ended June 30, 2023 and 2022 were as follows:

	For the three months ended		For the six months ended
	June 30,		June 30,
	2023	2022	2023	2022
(Loss) gain on changes in the fair value of equity investments at FVTOCI	$(6.6)	$(88.4)	$1.2	$(65.8)
Income tax recovery (expense) in other comprehensive income	0.8	11.6	(0.2)	8.7
(Loss) gain on changes in the fair value of equity investments at FVTOCI, net of income tax	$(5.8)	$(76.8)	$1.0	$(57.1)

Note 6 – Gold Bullion, Prepaid Expenses and Other Current Assets

Gold bullion, prepaid expenses and other current assets comprised the following:

	At June 30,	At December 31,
	2023	2022
Gold bullion	$36.7	$28.1
Prepaid expenses	26.1	22.1
Stream ounces inventory	0.5	0.1
Debt issue costs	0.5	0.6
	$63.8	$50.9

2023 Second Quarter Financial Statements	9

Franco-Nevada Corporation

Notes to the Condensed Consolidated Financial Statements

For the three and six months ended June 30, 2023 and 2022

(unaudited, expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

Note 7 - Royalty, Stream and Working Interests

(a)	Royalty, Stream and Working Interests

Royalty, stream and working interests, net of accumulated depletion and impairment charges and reversals, comprised the following:

			Impairment
		Accumulated	(charges)
As at June 30, 2023	Cost	depletion(1)	reversals	Carrying value
Mining royalties	$1,681.1	$(739.5)	$—	$941.6
Streams	4,697.6	(2,149.3)	—	2,548.3
Energy	1,958.9	(795.8)	—	1,163.1
Advanced	412.5	(56.2)	—	356.3
Exploration	87.3	(10.0)	—	77.3
	$8,837.4	$(3,750.8)	$—	$5,086.6
1.	Accumulated depletion includes previously recognized impairment charges and reversals.

			Impairments
		Accumulated	(charges)
As at December 31, 2022	Cost	depletion(1)	reversals	Carrying value
Mining royalties	$1,582.7	$(716.9)	$—	$865.8
Streams	4,513.1	(2,065.7)	—	2,447.4
Energy	1,937.0	(755.5)	—	1,181.5
Advanced	426.6	(55.6)	—	371.0
Exploration	71.7	(9.9)	—	61.8
	$8,531.1	$(3,603.6)	$—	$4,927.5

1.	Accumulated depletion includes previously recognized impairment charges and reversals.

Changes in royalty, stream and working interests for the periods ended June 30, 2023 and December 31, 2022 were as follows:

	Mining
	royalties	Streams	Energy	Advanced	Exploration	Total
Balance at January 1, 2022	$903.0	$2,623.0	$1,258.3	$308.8	$56.2	$5,149.3
Additions	44.1	1.6	12.1	72.7	7.9	138.4
Depletion	(40.2)	(177.2)	(66.4)	(0.2)	—	(284.0)
Impact of foreign exchange	(41.1)	—	(22.5)	(10.3)	(2.3)	(76.2)
Balance at December 31, 2022	$865.8	$2,447.4	$1,181.5	$371.0	$61.8	$4,927.5

Balance at January 1, 2023	$865.8	$2,447.4	$1,181.5	$371.0	$61.8	$4,927.5
Additions	9.6	184.3	5.9	57.4	15.0	272.2
Disposals	—	—	—	(3.3)	—	(3.3)
Transfers	71.6	—	—	(71.6)	—	—
Depletion	(19.9)	(83.3)	(31.6)	(0.2)	—	(135.0)
Impact of foreign exchange	14.5	(0.1)	7.3	3.0	0.5	25.2
Balance at June 30, 2023	$941.6	$2,548.3	$1,163.1	$356.3	$77.3	$5,086.6

Of the total net book value as at June 30, 2023, $4,186.5 million (December 31, 2022 - $3,980.2 million) is depletable and $900.1 million (December 31, 2022 - $947.3 million) is non-depletable.

(b)	Disposal of Royalty Interest

On February 22, 2023, Marathon exercised its option to buy-back 0.5% of Franco-Nevada’s initial 2.0% NSR on the Valentine Gold project by paying $7.0 million to Franco-Nevada. Franco-Nevada acquired the initial NSR on February 21, 2019 for $13.7 million (C$18.0 million). The carrying value of the NSR portion subject to the buy-back was $3.3 million (C$4.5 million). The Company recognized a gain on disposal of $3.7 million in the consolidated statement of income and comprehensive income for the six months ended June 30, 2023.

2023 Second Quarter Financial Statements	10

Franco-Nevada Corporation

Notes to the Condensed Consolidated Financial Statements

For the three and six months ended June 30, 2023 and 2022

(unaudited, expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

Note 8 - Other Assets

Other assets comprised the following:

	At June 30,	At December 31,
	2023	2022
Deposits related to Canada Revenue Agency ("CRA") audits	$41.6	$40.9
Energy well equipment, net	5.9	5.6
Right-of-use assets, net	0.9	0.9
Debt issue costs	1.4	1.5
Furniture and fixtures, net	—	0.2
	$49.8	$49.1

Deposits related to CRA audits represent security paid in cash by the Company in connection with an audit by the CRA of its 2012-2017 taxation years, as referenced in Note 21.

Note 9 – Debt

Corporate Revolver

The Company has a $1.0 billion unsecured revolving term credit facility (the “Corporate Revolver”). As at June 30, 2023, no amounts were drawn from the Corporate Revolver. The Company has three standby letters of credit in the amount of $19.3 million (C$25.5 million) against the Corporate Revolver in relation to the audit by the CRA of its 2013-2015 taxation years, as referenced in Note 21. These standby letters of credit reduce the available balance under the Corporate Revolver.

2023 Second Quarter Financial Statements	11

Franco-Nevada Corporation

Notes to the Condensed Consolidated Financial Statements

For the three and six months ended June 30, 2023 and 2022

(unaudited, expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

Note 10 - Revenue

Revenue classified by commodity, geography and type comprised the following:

	For the three months ended		For the six months ended
	June 30,		June 30,
	2023	2022	2023	2022
Commodity
Gold(1)	$213.9	$190.7	$386.1	$378.2
Silver	35.4	35.8	64.0	76.9
Platinum group metals(1)	9.9	17.3	21.3	31.5
Iron ore(2)	10.1	14.6	23.2	33.9
Other mining assets	5.1	2.4	7.1	3.5
Mining	$274.4	$260.8	$501.7	$524.0
Oil	$36.9	$46.2	$64.0	$85.2
Gas	14.2	37.9	31.1	67.4
Natural gas liquids	4.4	7.4	9.4	14.5
Energy	$55.5	$91.5	$104.5	$167.1
	$329.9	$352.3	$606.2	$691.1
Geography
South America	$106.0	$89.2	$185.2	$191.4
Central America & Mexico	86.3	84.5	157.2	163.7
United States	57.8	88.5	108.1	161.6
Canada(1)(2)	43.1	60.7	86.9	112.4
Rest of World	36.7	29.4	68.8	62.0
	$329.9	$352.3	$606.2	$691.1
Type
Revenue-based royalties	$99.8	$130.9	$191.2	$252.2
Streams(1)	201.4	181.3	358.6	365.5
Profit-based royalties	15.3	27.6	32.5	52.4
Other(2)	13.4	12.5	23.9	21.0
	$329.9	$352.3	$606.2	$691.1
1.	For Q2 2023, revenue includes a gain of $0.1 million and loss of $0.2 million for provisional pricing adjustments for gold and platinum group metals, respectively (Q2 2022 – losses of $0.3 million and $0.2 million, respectively). For H1 2023, revenue includes a gain of $0.2 million and $0.3 million of provisional pricing adjustments for gold and platinum group metals, respectively (H1 2022 – a loss of $0.4 million and a gain of $0.4 million, respectively).
2.	For Q2 2023, revenue includes dividend income of $3.1 million from the Company’s equity investment in LIORC (Q2 2022 – $4.5 million). For H1 2023, revenue includes dividend income of $5.4 million from the Company’s equity investment in LIORC (H1 2022 – $7.0 million).

Note 11 - Costs of Sales

Costs of sales, excluding depletion and depreciation, comprised the following:

	For the three months ended		For the six months ended
	June 30,		June 30,
	2023	2022	2023	2022
Costs of stream sales	$43.2	$41.3	$78.2	$81.3
Mineral production taxes	0.6	0.4	1.0	0.9
Mining costs of sales	$43.8	$41.7	$79.2	$82.2
Energy costs of sales	3.3	3.8	6.1	6.9
	$47.1	$45.5	$85.3	$89.1

2023 Second Quarter Financial Statements	12

Franco-Nevada Corporation

Notes to the Condensed Consolidated Financial Statements

For the three and six months ended June 30, 2023 and 2022

(unaudited, expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

Note 12 - Share-Based Compensation Expenses

Share-based compensation expenses comprised the following:

	For the three months ended		For the six months ended
	June 30,		June 30,
	2023	2022	2023	2022
Stock options and restricted share units	$1.7	$1.4	$3.2	$3.0
Deferred share units	0.7	(1.4)	2.4	1.3
	$2.4	$—	$5.6	$4.3

Share-based compensation expenses include expenses related to equity-settled stock options, restricted share units (“RSUs”) and deferred share units (“DSUs”), as well as the mark-to-market gain or loss related to the DSUs.

Note 13 - Related Party Disclosures

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company. Key management personnel include the Board of Directors and the executive management team.

Compensation for key management personnel of the Company was as follows:

	For the three months ended		For the six months ended
	June 30,		June 30,
	2023	2022	2023	2022
Short-term benefits(1)	$0.9	$0.9	$1.8	$1.9
Share-based payments(2)	1.3	0.1	3.9	3.5
	$2.2	$1.0	$5.7	$5.4
1.	Includes salary, benefits and short-term accrued incentives/other bonuses earned in the period.
2.	Represents the expense of stock options and RSUs and mark-to-market charges on DSUs during the period.

Note 14 - Finance Income and Expenses

Finance income and expenses for the periods ended June 30, 2023 and 2022 were as follows:

	For the three months ended		For the six months ended
	June 30,		June 30,
	2023	2022	2023	2022
Finance income
Interest	$10.0	$2.8	$20.5	$3.5
	$10.0	$2.8	$20.5	$3.5
Finance expenses
Standby charges	$0.6	$0.5	$1.2	$1.1
Amortization of debt issue costs	0.1	0.3	0.2	0.6
	$0.7	$0.8	$1.4	$1.7

2023 Second Quarter Financial Statements	13

Franco-Nevada Corporation

Notes to the Condensed Consolidated Financial Statements

For the three and six months ended June 30, 2023 and 2022

(unaudited, expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

Note 15 - Income Taxes

Income tax expense for the periods ended June 30, 2023 and 2022 was as follows:

	For the three months ended		For the six months ended
	June 30,		June 30,
	2023	2022	2023	2022
Current income tax expense	$20.0	$30.5	$39.5	$59.5
Deferred income tax expense	7.0	6.2	15.1	13.2
Income tax expense	$27.0	$36.7	$54.6	$72.7

Canada Revenue Agency Audit

The Company is undergoing an audit by the CRA of its 2012-2019 taxation years, as referenced in Note 21.

Global Minimum Tax

Canada, together with approximately 140 other countries comprising the OECD/G20 Inclusive Framework on BEPS (Base Erosion and Profit Shifting), agreed to in principle in 2021, certain base erosion tax initiatives, including the introduction of a 15% global minimum tax (“Pillar Two”) that applies to large multinational enterprise groups with global consolidated revenues over €750 million.

On March 28, 2023, the Government of Canada reaffirmed its intention to implement Pillar Two effective for fiscal years that begin on or after December 31, 2023. Subsequent to the quarter-end, on August 4, 2023, the government released for consultation draft legislation, which is intended to closely follow the detailed model rules, commentary, and administrative guidance agreed to by the Inclusive Framework. Management has been evaluating the Pillar Two proposals, and is reviewing the Canadian draft legislation and assessing the impact to the Company.

If the rules are enacted or substantively enacted, it could result in the Company’s profits being subject to additional taxation.

Note 16 - Shareholders’ Equity

(a)	Share Capital

The Company’s authorized capital stock includes an unlimited number of common shares (192,055,603 common shares issued and outstanding as at June 30, 2023) having no par value and preferred shares issuable in series (issued - nil).

Changes in share capital for the periods ended June 30, 2023 and December 31, 2022 were as follows:

	Number
	of shares	Amount
Balance at January 1, 2022	191,334,392	$5,628.5
Exercise of stock options	148,295	12.2
Vesting of restricted share units	49,919	6.4
Dividend reinvestment plan	360,085	48.2
Balance at December 31, 2022	191,892,691	$5,695.3

Balance at January 1, 2023	191,892,691	$5,695.3
Exercise of stock options	61,000	3.8
Dividend reinvestment plan	101,912	14.5
Balance at June 30, 2023	192,055,603	$5,713.6

2023 Second Quarter Financial Statements	14

Franco-Nevada Corporation

Notes to the Condensed Consolidated Financial Statements

For the three and six months ended June 30, 2023 and 2022

(unaudited, expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

(b)	Dividends

For the three months ended June 30, 2023, the Company declared dividends of $0.34 per common share (Q2 2022 – $0.32). For the six months ended June 30, 2023, the Company declared dividends of $0.68 per common share (H1 2022 - $0.64). Dividends paid in cash and through the Company’s Dividend Reinvestment Plan (“DRIP”) were as follows:

	For the three months ended		For the six months ended
	June 30,		June 30,
	2023	2022	2023	2022
Cash dividends	$58.6	$51.3	$116.4	$101.4
DRIP dividends	6.9	9.7	14.5	21.8
	$65.5	$61.0	$130.9	$123.2

Note 17 - Earnings per Share ("EPS")

	For the three months ended June 30,
	2023			2022
		Shares	Per Share		Shares	Per Share
	Net income	(in millions)	Amount	Net income	(in millions)	Amount
Basic earnings per share	$184.5	191.9	$0.96	$196.5	191.5	$1.03
Effect of dilutive securities	—	0.3	—	—	0.4	(0.01)
Diluted earnings per share	$184.5	192.2	$0.96	$196.5	191.9	$1.02

	For the six months ended June 30,
	2023			2022
		Shares	Per Share		Shares	Per Share
	Net income	(in millions)	Amount	Net income	(in millions)	Amount
Basic earnings per share	$341.0	191.9	$1.78	$378.5	191.4	$1.98
Effect of dilutive securities	—	0.3	(0.01)	—	0.4	(0.01)
Diluted earnings per share	$341.0	192.2	$1.77	$378.5	191.8	$1.97

For the three months ended June 30, 2023, 59,636 stock options (Q2 2022 – 109,948 stock options) were excluded from the computation of diluted EPS as their impact would have been anti-dilutive. For the six months ended June 30, 2023, 47,767 stock options (H1 2022 – 109,948 stock options) were excluded from the computation of diluted EPS as their impact would have been anti-dilutive.

2023 Second Quarter Financial Statements	15

Franco-Nevada Corporation

Notes to the Condensed Consolidated Financial Statements

For the three and six months ended June 30, 2023 and 2022

(unaudited, expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

Note 18 - Segment Reporting

The chief operating decision-maker organizes and manages the business under two operating segments, consisting of royalty, stream and working interests in each of the mining and energy sectors.

The Company’s reportable segments for purposes of assessing performance are presented as follows:

	For the three months ended June 30,
	2023			2022
	Mining	Energy	Total	Mining	Energy	Total
Revenue	$274.4	$55.5	$329.9	$260.8	$91.5	$352.3

Expenses
Costs of sales	$43.8	$3.3	$47.1	$41.7	$3.8	$45.5
Depletion and depreciation	56.6	18.3	74.9	53.7	15.3	69.0
Segment gross profit	$174.0	$33.9	$207.9	$165.4	$72.4	$237.8

	For the six months ended June 30,
	2023			2022
	Mining	Energy	Total	Mining	Energy	Total
Revenue	$501.7	$104.5	$606.2	$524.0	$167.1	$691.1

Expenses
Costs of sales	$79.2	$6.1	$85.3	$82.2	$6.9	$89.1
Depletion and depreciation	103.4	32.4	135.8	110.9	32.3	143.2
Segment gross profit	$319.1	$66.0	$385.1	$330.9	$127.9	$458.8

A reconciliation of total segment gross profit to consolidated net income before income taxes is presented below:

	For the three months ended		For the six months ended
	June 30,		June 30,
	2023	2022	2023	2022
Total segment gross profit	$207.9	$237.8	$385.1	$458.8

Other operating expenses (income)
General and administrative expenses	$6.2	$5.8	$12.4	$11.4
Share-based compensation expense	2.4	—	5.6	4.3
Gain on sale of royalty interest	—	—	(3.7)	—
Gain on sale of gold bullion	(1.4)	(0.2)	(2.1)	(1.5)
Depreciation	0.2	0.6	0.3	1.0
Foreign exchange gain (loss) and other income (expenses)	(1.7)	0.4	(3.9)	(5.8)
Income before finance items and income taxes	$202.2	$231.2	$376.5	$449.4

Finance items
Finance income	$10.0	$2.8	$20.5	$3.5
Finance expenses	(0.7)	(0.8)	(1.4)	(1.7)
Net income before income taxes	$211.5	$233.2	$395.6	$451.2

2023 Second Quarter Financial Statements	16

Franco-Nevada Corporation

Notes to the Condensed Consolidated Financial Statements

For the three and six months ended June 30, 2023 and 2022

(unaudited, expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

Note 19 - Fair Value Measurements

Fair value is a market-based measurement, not an entity-specific measurement. For some assets and liabilities, observable market transactions or market information might be available. For other assets and liabilities, observable market transactions and market information might not be available. However, the objective of a fair value measurement in both cases is the same - to estimate the price at which an orderly transaction to sell the asset or to transfer the liability would take place between market participants at the measurement date under current market conditions (i.e. an exit price at the measurement date from the perspective of a market participant that holds the asset or owes the liability).

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value.

●	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.

●	Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means.

●	Level 3 inputs are unobservable (supported by little or no market activity).

The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

There were no transfers between the levels of the fair value hierarchy during the three and six months ended June 30, 2023.

Assets and Liabilities Measured at Fair Value on a Recurring Basis:

	Quoted prices in	Significant other	Significant
	active markets for	observable	unobservable
	identical assets	inputs	inputs	Aggregate
As at June 30, 2023	(Level 1)	(Level 2)	(Level 3)	fair value
Receivables from provisional concentrate sales	$—	$7.5	$—	$7.5
Equity investments	225.8	—	3.9	229.7
Warrants	—	2.6	—	2.6
	$225.8	$10.1	$3.9	$239.8

	Quoted prices in	Significant other	Significant
	active markets for	observable	unobservable
	identical assets	inputs	inputs	Aggregate
As at December 31, 2022	(Level 1)	(Level 2)	(Level 3)	fair value
Receivables from provisional concentrate sales	$—	$9.3	$—	$9.3
Equity investments	220.8	—	3.8	224.6
Warrants	—	2.6	—	2.6
	$220.8	$11.9	$3.8	$236.5

2023 Second Quarter Financial Statements	17

Franco-Nevada Corporation

Notes to the Condensed Consolidated Financial Statements

For the three and six months ended June 30, 2023 and 2022

(unaudited, expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

The valuation techniques that are used to measure fair value are as follows:

(a)	Receivables from provisional concentrate sales

The fair values of receivables arising from gold and platinum group metal concentrate sales contracts that contain provisional pricing mechanisms are determined using the appropriate quoted forward prices from the exchange that is the principal active market for the particular metal. As such, these receivables are classified within Level 2 of the fair value hierarchy.

(b)	Investments

The fair values of publicly-traded investments are determined based on a market approach reflecting the closing prices of each particular security at the statement of financial position date. The closing prices are quoted market prices obtained from the exchange that is the principal active market for the particular security, and therefore are classified within Level 1 of the fair value hierarchy.

The Company holds one equity investment that does not have a quoted market price in an active market. The Company has assessed the fair value of the instruments based on a valuation technique using unobservable discounted future cash flows. As a result, the fair value is classified within Level 3 of the fair value hierarchy.

The fair values of warrants are estimated using the Black-Scholes pricing model which requires the use of inputs that are observable in the market. As such, these investments are classified within Level 2 of the fair value hierarchy.

The fair values of the Company’s remaining financial assets and liabilities, which include cash and cash equivalents, receivables, accounts payable and accrued liabilities approximate their carrying values due to their short-term nature and historically negligible credit losses.

The Company has not offset financial assets with financial liabilities.

2023 Second Quarter Financial Statements	18

Franco-Nevada Corporation

Notes to the Condensed Consolidated Financial Statements

For the three and six months ended June 30, 2023 and 2022

(unaudited, expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

Note 20 - Commitments

(a)Commodity purchase commitments

The following table summarizes the Company’s commitments pursuant to the associated precious metals agreements as at June 30, 2023:

	Attributable payable
	production to be purchased					Per ounce cash payment (1),(2)					Term of		Date of
Interest	Gold		Silver		PGM	Gold		Silver		PGM	agreement(3)		contract
Antamina	—%		22.5	% (4)	—%	n/a		5	% (5)	n/a	40 years		7-Oct-15
Antapaccay	—	% (6)	—	% (7)	—%	20	% (8)	20	% (9)	n/a	40 years		10-Feb-16
Candelaria	68	% (10)	68	% (10)	—%	$400		$4.00		n/a	40 years		6-Oct-14
Cobre Panama Fixed Payment Stream	—	% (11)	—	% (12)	—%	$418	(13)	$6.27	(14)	n/a	40 years		19-Jan-18
Cobre Panama Floating Payment Stream	—	% (15)	—	% (16)	—%	20	% (17)	20	% (18)	n/a	40 years		19-Jan-18
Condestable	—	% (19)	—	% (20)	—%	20	% (21)	20	% (22)	n/a	40 years		8-Mar-21
Guadalupe-Palmarejo	50%		—%		—%	$800		n/a		n/a	40 years		2-Oct-14
Karma	4.875%		—%		—%	20	% (23)	n/a		n/a	40 years		11-Aug-14
Sabodala	—	% (24)	—%		—%	20	% (25)	n/a		n/a	40 years		25-Sep-20
MWS	25%		—%		—%	$400		n/a		n/a	40 years	(26)	2-Mar-12
Sudbury(27)	50%		—%		50%	$400		n/a		$400	40 years		15-Jul-08
Tocantinzinho	12.5	% (28)	—%		—%	20	% (29)	n/a		n/a	40 years		18-Jul-22
Cooke 4	7.0%		—%		—%	$400		n/a		n/a	40 years		5-Nov-09

1	Subject to an annual inflationary adjustment except for Antamina, Antapaccay, Karma, Guadalupe-Palmarejo, and Sabodala.
2	Should the prevailing market price for gold be lower than this amount, the per ounce cash payment will be reduced to the prevailing market price.
3	Subject to successive extensions.
4	Subject to a fixed payability of 90%. Percentage decreases to 15% after 86 million ounces of silver has been delivered under the agreement.
5	Purchase price is 5% of the average silver price at the time of delivery.
6	Gold deliveries are referenced to copper in concentrate shipped with 300 ounces of gold delivered for each 1,000 tonnes of copper in concentrate shipped, until 630,000 ounces of gold has been delivered. Thereafter, percentage is 30% of gold shipped.
7	Silver deliveries are referenced to copper in concentrate shipped with 4,700 ounces of silver delivered for each 1,000 tonnes of copper in concentrate shipped, until 10.0 million ounces of silver has been delivered. Thereafter, percentage is 30% of silver shipped.
8	Purchase price is 20% of the spot price of gold until 750,000 ounces of gold have been delivered, thereafter the purchase price is 30% of the spot price of gold.
9	Purchase price is 20% of the spot price of silver until 12.8 million ounces of silver have been delivered, thereafter the purchase price is 30% of the spot price of silver.
10	Percentage decreases to 40% after 720,000 ounces of gold and 12.0 million ounces of silver have been delivered under the agreement.
11	Gold deliveries are indexed to copper in concentrate produced from the project. 120 ounces of gold per every 1 million pounds of copper produced until 808,000 ounces of gold delivered. Thereafter, 81 ounces of gold per 1 million pounds of copper produced until 1,716,188 ounces of gold delivered. Thereafter, 63.4% of the gold in concentrate.
12	Silver deliveries are indexed to copper in concentrate produced from the project. 1,376 ounces of silver per every 1 million pounds of copper produced until 9,842,000 ounces of silver delivered. Thereafter 1,776 ounces of silver per 1 million pounds of copper produced until 29,731,000 ounces of silver delivered. Thereafter, 62.1% of the silver in concentrate.
13	After 1,341,000 ounces of gold delivered, purchase price is the greater of 50% of spot and $418.27 per ounce, subject to annual inflationary adjustment. As the mill throughput for 30 consecutive days commensurate with annual capacity of 58 million tonnes per annum was not reached by January 1, 2019, Franco-Nevada received a reduction of the applicable fixed gold price of $100 per ounce until the end of Q2 2023.
14	After 21,510,000 ounces of silver delivered, purchase price is the greater of 50% of spot and $6.27 per ounce, subject to an annual inflationary adjustment.
15	Gold deliveries are indexed to copper in concentrate produced from the project. 30 ounces of gold per every 1 million pounds of copper produced until 202,000 ounces of gold delivered. Thereafter 20.25 ounces of gold per 1 million pounds of copper produced until 429,047 ounces of gold delivered. Thereafter, 15.85% of the gold in concentrate.
16	Silver deliveries are indexed to copper in concentrate produced from the project. 344 ounces of silver per every 1 million pounds of copper produced until 2,460,500 ounces of silver delivered. Thereafter, 444 ounces of silver per 1 million pounds of copper produced until 7,432,750 ounces of silver delivered. Thereafter 15.53% of the silver in concentrate.
17	After 604,000 ounces of gold delivered, purchase price is 50% of the spot price of gold. As the mill throughput for 30 consecutive days commensurate with annual capacity of 58 million tonnes per annum was not reached by January 1, 2019, Franco-Nevada received a reduction of the applicable floating gold price of $100 per ounce until the end of Q2 2023.
18	After 9,618,000 ounces of silver delivered, purchase price is 50% of the spot price of silver.
19	Gold deliveries are fixed at 8,760 ounces per annum from January 1, 2021 to December 31, 2025. Thereafter, 63% of the gold in concentrate until a cumulative total of 87,600 ounces of gold delivered. Thereafter, 25% of the gold in concentrate.
20	Silver deliveries are fixed at 291,000 ounces per annum from January 1, 2021 to December 31, 2025. Thereafter, 63% of the silver in concentrate until a cumulative total of 2,910,000 ounces of silver delivered. Thereafter, 25% of the silver in concentrate.
21	Purchase price is 20% of the spot price of gold at the time of delivery.
22	Purchase price is 20% of the spot price of silver at the time of delivery.
23	Purchase price is 20% of the average gold price at the time of delivery.
24	Based on amended agreement with an effective date of September 1, 2020, gold deliveries are fixed at 783.33 ounces per month until 105,750 ounces of gold is delivered. Thereafter, percentage is 6% of gold production (subject to reconciliation after fixed delivery period to determine if Franco-Nevada would have received more or less than 105,750 ounces of gold under the original 6% variable stream for such period, entitling the operator to a credit for an over-delivery applied against future stream deliveries or a one-time additional delivery to Franco-Nevada for an under-delivery).
25	Purchase price is 20% of prevailing market price at the time of delivery.
26	Agreement is capped at 312,500 ounces of gold.

2023 Second Quarter Financial Statements	19

Franco-Nevada Corporation

Notes to the Condensed Consolidated Financial Statements

For the three and six months ended June 30, 2023 and 2022

(unaudited, expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

27	The Company is committed to purchase 50% of the precious metals contained in ore from the properties. Payment is based on gold equivalent ounces. For McCreedy West, effective June 1, 2021, purchase price per gold equivalent ounce is determined based on the monthly average gold spot price: (i) when the gold spot price is less than $800 per ounce, the purchase price is the prevailing monthly average gold spot price; (ii) when the gold spot price is greater than $800 per ounce but less than $1,333 per ounce, the purchase price is $800 per ounce; (iii) when the gold spot price is greater than $1,333 per ounce but less than $2,000 per ounce, the purchase price is 60% of the prevailing monthly average gold spot price; and (iv) when the gold spot price is greater than $2,000, the purchase price is $1,200 per ounce.
28	Percentage decreases to 7.5% after 300,000 ounces of gold have been delivered under the agreement.
29	Purchase price is 20% of the spot price of gold at the time of delivery.

(b)Capital commitments

As at June 30, 2023, the Company has the following capital commitments: (i) $66.2 million and 75.0 million in connection with the Stream and Term Loan, respectively, for the Tocantinzinho project as described in Note 3 (c), (ii) $73.5 million for its share of the acquisition of mineral rights acquired through the Royalty Acquisition Venture with Continental as described in Note 3 (k), and (iii) up to $5.5 million for the joint acquisition of newly created precious metals and copper royalties sourced by EMX as described in Note 3 (e).

The Company also has commitments for contingent payments in relation to various royalty agreements, as follows: (i) $12.5 million in relation to its Copper World royalty, (ii) $8.0 million in relation to its Rio Baker (Salares Norte) royalty, (iii) $1.1 million (C$1.5 million) in relation to its Eskay Creek royalty, and (iv) $1.3 million in relation to its Rebecca royalty.

Note 21 - Contingencies

Canada Revenue Agency Audit

The CRA is conducting an audit for Franco-Nevada for the 2012-2019 taxation years.

Settlement of Domestic and FAPI Reassessments

In prior years, certain wholly-owned Canadian subsidiaries of the Company received Notices of Reassessment for the 2014 through 2017 taxation years (the “Domestic Reassessments”) in which the CRA increased income by adjusting the timing of the deduction of the upfront payments which were made in connection with precious metal stream agreements. This resulted in the Company being subject to an incremental payment of Federal and provincial income taxes for these years of $15.1 million (C$19.9 million) (after applying available non-capital losses and other deductions) plus interest and penalties.

In addition, in a prior year, the Company received Notices of Reassessment for the 2012 and 2013 taxation years (the “FAPI Reassessments”) in relation to its Barbadian subsidiary. The FAPI Reassessments asserted that a majority of the income relating to precious metal streams earned by the Barbadian subsidiary, in those years, should have been included in the income of its Canadian parent company and subject to tax in Canada as Foreign Accrual Property Income (“FAPI”). The CRA noted that its position may not extend beyond the 2013 taxation year. The FAPI Reassessments resulted in additional Federal and provincial income taxes of $5.8 million (C$7.7 million) plus interest and penalties.

On April 28, 2023, the Company reached a settlement with the CRA in respect of the Domestic and FAPI Reassessments, which provide for these reassessments to be vacated entirely on a without-cost basis. Under the settlement, the CRA accepts the manner in which the Company deducts upfront payments made in connection with precious metal stream agreements for Canadian tax purposes. This would result in no FAPI in 2012 and 2013 as computed under Canadian tax law. While the settlement of the Domestic Reassessment only addresses the taxation years that were reassessed (2014-2017), the Company’s expectation is that the manner in which it deducts upfront payments made in connection with precious metal stream agreements for Canadian tax purposes will now be accepted by the CRA for the subsequent years.

The Company had posted security in cash for 50% of the reassessed amounts under the Domestic and FAPI Reassessments and expects this amount totaling $13.9 million (C$17.7 million), as referenced in Note 8, to be fully recovered.

2023 Second Quarter Financial Statements	20

Franco-Nevada Corporation

Notes to the Condensed Consolidated Financial Statements

For the three and six months ended June 30, 2023 and 2022

(unaudited, expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

Transfer Pricing Reassessments

The Company has received reassessments from the CRA made on the basis of the transfer pricing provisions in the Income Tax Act (Canada) (the “Act”). The following table provides a summary of the CRA audit and reassessment matters further detailed below:

	CRA Position	Taxation Years Reassessed	Potential Exposure for Tax, Interest and Penalties (in millions)
Transfer Pricing (Mexico)

Transfer pricing provisions in the Act apply such that a majority of the income earned by the Company’s Mexican subsidiary should be included in the income of the Company and subject to tax in Canada.

2013, 2014, 2015, 2016

For 2013-2016:

Tax: $22.7 (C$29.9)

Transfer pricing penalties: $7.8 (C$10.3) for 2013-2015; $1.3 (C$1.7) for 2016 under review

Interest and other penalties: $12.9 (C$17.0)

The amounts set forth above do not include any potential relief under the Canada-Mexico tax treaty.

The Company’s Mexican subsidiary ceased operations after 2016 and no reassessments for this issue are expected for subsequent years.

Transfer Pricing (Barbados)

Transfer pricing provisions in the Act apply such that a majority of the income relating to certain precious metal streams earned by the Company’s Barbadian subsidiary should be included in the income of the Company and subject to tax in Canada.

2014, 2015, 2016, 2017

For 2014-2017:

Tax: $35.2 (C$46.5)

Transfer pricing penalties: $1.9 (C$2.5) for 2014-2015; $11.4 (C$15.1) for 2016-2017 under review

Interest and other penalties: $12.9 (C$17.1)

If the CRA were to reassess the 2018-2022 taxation years on the same basis:

Tax: $221.8 (C$293.7)

Transfer pricing penalties: $83.7 (C$110.9)

Interest and other penalties: $33.5 (C$44.2)

(a)	Mexico (2013-2016)

In December 2018 and December 2019, the Company received Notices of Reassessment from the CRA for the 2013 taxation year (the “2013 Reassessment”) and for the 2014 and 2015 taxation years (the “2014 and 2015 Reassessments”, collectively with the 2013 Reassessment, the “2013-2015 Reassessments”) in relation to its Mexican subsidiary. The reassessments were made on the basis of the transfer pricing provisions in the Act and assert that a majority of the income earned by the Mexican subsidiary should have been included in the income of the Company and subject to tax in Canada. The 2013-2015 Reassessments result in additional Federal and provincial income taxes of $19.2 million (C$25.3 million) plus estimated interest (calculated to June 30, 2023) and other penalties of $11.6 million (C$15.3 million) but before any relief under the Canada-Mexico tax treaty. The Company has filed formal Notices of Objection with the CRA against the 2013-2015 Reassessments and has posted security in the form of a standby letter of credit for 50% of the reassessed amounts, as referenced in Note 9.

In December 2020, the CRA issued revised 2013-2015 Reassessments to include transfer pricing penalties of $7.8 million (C$10.3 million). The Company has filed formal Notices of Objection with the CRA against these revised reassessments and has posted security in the form of cash for 50% of the reassessed amounts of penalties, as referenced in Note 8. The Company has commenced an appeal in the Tax Court of Canada with respect to the 2013-2015 Reassessments.

In December 2021, the Company received a Notice of Reassessment for the 2016 taxation year (the “2016 Reassessment”) on the same basis as the 2013-2015 Reassessments, resulting in additional Federal and provincial income taxes of $3.5 million (C$4.6 million) plus estimated interest (calculated to June 30, 2023) and other penalties of $1.3 million (C$1.7 million) but before any relief under the Canada-Mexico tax treaty.

The 2016 Reassessment did not include transfer pricing penalties which are currently under review. If the CRA were to apply transfer pricing penalties, the Company estimates that the amount would be approximately $1.3 million (C$1.7 million). The Company has filed a formal Notice of Objection with the CRA against the 2016 Reassessment and

2023 Second Quarter Financial Statements	21

Franco-Nevada Corporation

Notes to the Condensed Consolidated Financial Statements

For the three and six months ended June 30, 2023 and 2022

(unaudited, expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

has posted security in the form of cash for 50% of the reassessed amounts, as referenced in Note 8. The Company’s Mexican subsidiary ceased operations after 2016 and no reassessments are expected for subsequent years.

For taxation years 2013 through 2016, the Company’s Mexican subsidiary paid a total of $34.1 million (490.3 million Pesos) in cash taxes, at a 30% tax rate, to the Mexican tax authorities on income earned in Mexico. If required, the Company intends to seek relief from double taxation under the Canada-Mexico tax treaty.

(b)	Barbados (2014-2017)

The 2014 and 2015 Reassessments also reassess the Company in relation to its Barbadian subsidiary. The reassessments were made on the basis of the transfer pricing provisions in the Act and assert that a majority of the income relating to certain precious metal streams earned by the Barbadian subsidiary should have been included in the income of the Company and subject to tax in Canada, resulting in additional Federal and provincial income taxes of $5.1 million (C$6.7 million) plus estimated interest (calculated to June 30, 2023) and other penalties of $2.9 million (C$3.8 million). As noted previously, the Company has filed formal Notices of Objection with the CRA against the 2014 and 2015 Reassessments and has posted security in the form of a standby letter of credit for 50% of the reassessed amounts, as referenced in Note 9.

As noted above, in December 2020, the CRA issued revised 2014 and 2015 Reassessments to include transfer pricing penalties of $1.9 million (C$2.5 million). The Company has filed formal Notices of Objection with the CRA against these revised reassessments and has posted security in the form of cash for 50% of the reassessed amounts of penalties, as referenced in Note 8. The Company has commenced an appeal in the Tax Court of Canada with respect to the 2014-2015 Reassessments.

In December 2021, the Company received the 2016 Reassessment as well as a Notice of Reassessment for the 2017 taxation year (the “2017 Reassessment”, collectively with the 2016 Reassessment, the “2016 and 2017 Reassessments”) that reassess the Company in relation to its Barbadian subsidiary on the same basis as the 2014 and 2015 Reassessments, resulting in additional Federal and provincial income taxes of $30.1 million (C$39.8 million) plus estimated interest (calculated to June 30, 2023) and other penalties of $10.0 million (C$13.3 million). The 2016 and 2017 Reassessments (collectively with the 2013-2015 Reassessments, the “Transfer Pricing Reassessments”) did not include transfer pricing penalties which are currently under review. If the CRA were to apply transfer pricing penalties, the Company estimates that the amounts would be approximately $11.4 million (C$15.1 million). The Company has filed formal Notices of Objection with the CRA against the 2016 and 2017 Reassessments and has posted security in the form of cash for 50% of the reassessed amounts, as referenced in Note 8.

If the CRA were to reassess the Company for taxation years 2018 through 2022 on the same basis and continue to apply transfer pricing penalties, the Company estimates that it would be subject to additional Canadian tax for these years of approximately $221.8 million (C$293.7 million), transfer pricing penalties of approximately $83.7 million (C$110.9 million) plus interest (calculated to June 30, 2023) and other penalties of approximately $33.5 million (C$44.2 million).

Management believes that the Company and its subsidiaries have filed all tax returns and paid all applicable taxes in compliance with Canadian and applicable foreign tax laws and, as a result, no liabilities have been recorded in the financial statements of the Company for the Transfer Pricing Reassessments, or for any potential tax exposure that may arise in respect of these matters. The Company does not believe that the Transfer Pricing Reassessments are supported by Canadian tax law and jurisprudence and intends to vigorously defend its tax filing positions.

The CRA audit is ongoing and there can be no assurance that the CRA will not further challenge the manner in which the Company or any of its subsidiaries has filed its tax returns and reported its income. In the event that the CRA successfully challenges the manner in which the Company or a subsidiary has filed its tax returns and reported its income, this could potentially result in additional income taxes, penalties and interest, which could have a material adverse effect on the Company.

2023 Second Quarter Financial Statements	22

Franco-Nevada Corporation

Notes to the Condensed Consolidated Financial Statements

For the three and six months ended June 30, 2023 and 2022

(unaudited, expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

Note 22 – Subsequent Events

Acquisitions and Other Transactions

Subsequent to quarter-end, the Company completed the following transactions:

●	Agreement to acquire a sliding-scale gold royalty and fixed-rate copper royalty on the Pascua-Lama project for $75.0 million, as referenced in Note 3 (a);
●	Acquisition of a 1.5% NSR on Volcan gold project, as referenced in Note 3 (b);
●	Share subscription with Marathon of $3.8 million (C$5.0 million), as referenced in Note 3 (g); and
●	Share subscription with Gold Candle of $4.6 million (C$6.0 million), as referenced in Note 3 (h).

Please refer to the respective notes for further details.

2023 Second Quarter Financial Statements	23

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